1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103-2921                               & Bockius LLP
215.963.5000                                              Counselors at Law
Fax: 215.963.5001


LEON SALKIN
ASSOCIATE
215.963.5620
lsalkin@morganlewis.com

June 28, 2013

FILED AS EDGAR CORRESPONDENCE

Mr. Dominic Minore, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: The Advisors' Inner Circle Fund 485(a) filing (File Nos. 033-42484 And
    811-06400)
    ----------------------------------------------------------------------------

Dear Mr. Minore:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone on June 3, 2013, regarding the Trust's post-effective amendment No. 209, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 210, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on April 15, 2013 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Sarofim Equity Fund (the "Fund") as an additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1.   COMMENT. Please file a copy of the Expense Limitation Agreement.

     RESPONSE. The Expense Limitation Agreement will be provided as an exhibit to a subsequent post-effective amendment to the Trust's registration statement.



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Dominic Minore
June 28, 2013
Page 2

2. COMMENT. Please confirm supplementally that the Board does not anticipate terminating the Expense Limitation Agreement prior to April 30, 2015.

     RESPONSE. The Board has no current intention to terminate the Expense Limitation Agreement prior to April 30, 2015.

3. COMMENT. Please confirm that the Fund does not expect to use derivatives as part of its principal investment strategy or, alternatively, add derivatives disclosure that is consistent with the SEC's July 2010 letter to the Investment Company Institute (the "ICI Letter").(1)

     RESPONSE. The Adviser does not currently expect to use derivatives as part of the Fund's principal investment strategy.

4. COMMENT. Please confirm that the Fund does not expect to invest in securities of emerging market issuers as part of its principal investment strategy or, alternatively, add appropriate risk disclosure.

     RESPONSE. The Adviser does not currently expect to invest Fund assets in securities of emerging market issuers as part of the Fund's principal investment strategy.

5. COMMENT. In the "Principal Investment Strategies" section, please remove "including multinational companies" from the end of the first paragraph.

     RESPONSE. The requested change has been made.

6. COMMENT. Please address the impact of foreign taxes as well as the lack of transparency and available information with respect to non-U.S. companies in the "Foreign Company Risk" paragraph.

     RESPONSE. The paragraph contains the following sentence:

          Differences in tax and accounting standards and difficulties obtaining information about foreign companies can negatively affect investment decisions.

     In addition, the "Foreign Security Risk" paragraph in the "More Information About Risk" section contains the following disclosure:

----------
(1) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Dominic Minore
June 28, 2013
Page 3

          Financial statements of foreign issuers are governed by different accounting, auditing, and financial standards than U.S. issuers and may be less transparent and uniform than in the United States. Thus, there may be less information publicly available about foreign issuers than about most U.S. issuers..... Some foreign governments levy withholding taxes against dividend and interest income. Although in some countries a portion of these taxes are recoverable, the non-recovered portion will reduce the income received from the securities comprising the portfolio.

     In light of the foregoing, we believe the prospectus includes appropriate risk disclosure with respect to these matters.

7. COMMENT. Please include a discussion of the Fund's "Principal Investment Strategies" and "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. General Instruction C.3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the Fund's prospectus, information relating to the Fund's principal investment strategies and risks has been included in response to Items 4(a) and 4(b) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9 of Form N-1A.

8.   COMMENT. In the "Related Performance Data of the Adviser" section:

     a. Please state that all Accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund are included in the Composite, or indicate that the performance presentation was not materially impacted by the exclusion of any such Accounts.

     RESPONSE. The following sentence has been added to the section:

          The performance presentation was not materially impacted by the exclusion of any Accounts from the Composite with investment objectives, policies and strategies substantially similar to those of the Fund.

     b. Please confirm supplementally that all mutual funds managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund are included in the Composite.


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Dominic Minore
June 28, 2013
Page 4

     RESPONSE. The Adviser confirms that all mutual funds managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund are included in the Composite.

     c. Please delete "claims compliance with [GIPS]" from the second paragraph.


     RESPONSE. The requested change has been made.

     d. Please disclose the basis for limiting the Composite to fee-paying, tax-exempt portfolios with assets with a market value in excess of $5 million and state that such limitation did not materially impact the performance presentation.

     RESPONSE. The section has been revised as follows:

          Accounts included in the Composite are discretionary, fee-paying, tax-exempt portfolios with assets with a market value in excess of $5 million. THESE CRITERIA WERE ESTABLISHED PRIOR TO THE INCEPTION OF THE COMPOSITE AND CONTINUE TO BE APPLIED TO MAINTAIN CONSISTENCY ACROSS TIME PERIODS.

          In addition, as discussed above, the following sentence has been added to the section:

          The performance presentation was not materially impacted by the exclusion of any Accounts from the Composite with investment objectives, policies and strategies substantially similar to those of the Fund.

     e.   Please delete "fully" before "discretionary" in the third paragraph.

     RESPONSE. The requested change has been made.

     f. Please delete the reference to excluding segments of Accounts from the Composite.

     RESPONSE. The last two sentences of the third paragraph have been deleted.

     g. Please define a "significant cash flow" that would cause an Account to be temporarily removed from the Composite and confirm supplementally that such removal is permitted by GIPS.

     RESPONSE. The following sentence has been added to the section:

Dominic Minore
June 28, 2013
Page 5

          The Adviser defines a significant cash flow as one greater than 50% of the Account's value.

     The Adviser confirms that temporary removal of an Account with a significant cash flow from the Composite is permitted by GIPS.

     h. Please state that the "net of fees" performance data provided is net of all fees and expenses.

     RESPONSE. The section has been revised as follows:

          ALL FEES AND EXPENSES, EXCEPT [c]ustodial fees, if any, were /not/ included in the calculations.

     i. Please confirm supplementally that the exclusion of custodial fees from the performance calculations is permitted by GIPS.

     RESPONSE. The Adviser confirms that the exclusion of custodial fees from the performance calculations is permitted by GIPS.

     j. Please replace "Equity Fund" in the heading of the performance tables with "Substantially Similar Strategy."

     RESPONSE. The requested change has been made.

     k. Please disclose whether the performance presentation has been audited by an independent registered public accounting firm.

     RESPONSE. The following sentence has been added to the section: Qualified independent third parties have examined the Adviser's presentation of the performance of the Composite for the period from January 1, 1993 through December 31, 2012 and have provided opinions that the Composite performance is presented in all material respects in conformity with the GIPS[R] standards.

     l. Please provide average annual total pre-tax returns for the period since inception of the Composite, if longer than 20 years.

     RESPONSE. The requested change has been made.

     m. Please explain how the Modified Dietz method differs from the SEC standardized

Dominic Minore
June 28, 2013
Page 6

          performance methodology.

     RESPONSE. The following sentence has been added to footnote 1:

          The SEC standardized performance methodology does not account for external cash flows.

     n. Please replace "revalued" with "valued" and explain why Accounts are valued upon occurrence of "large cash flows".

     RESPONSE. Footnote 1 has been modified as follows:

          Accounts within the Composite are revalued upon occurrence of cash flows and/or market action in excess of 10% of an Account's value (large cash flow) BECAUSE THE ADVISER HAS DETERMINED THAT A LARGE CASH FLOW MAY DISTORT PERFORMANCE IF THE ACCOUNT IS NOT VALUED AT THE TIME OF SUCH CASH FLOW.

     o. Please explain "geometrically linking" and how it differs from the SEC standardized performance methodology.

     RESPONSE. The following sentence has been added to footnote 1:

          Geometrical linking is a method of compounding separately calculated periodic returns that is not applicable to the SEC standardized performance methodology because a mutual fund's returns are calculated cumulatively based on its inception date and prescribed time periods thereafter.

     p. Please confirm supplementally that utilizing the Modified Dietz method, valuing Accounts upon occurrence of large cash flows and geometrically linking are permitted by GIPS.

     RESPONSE. The Adviser confirms that utilizing the Modified Dietz method, valuing Accounts upon occurrence of large cash flows and geometrically linking are permitted by GIPS.

     q. Please explain why the Adviser is transitioning Accounts to a daily accounting system, state whether all Accounts in the Composite have been transferred to the new system, and indicate what effect, if any, the transfers had on the performance presentation.

     RESPONSE. The section has been revised as follows:

Dominic Minore
June 28, 2013
Page 7

          BETWEEN [Effective] April 1, 2012 AND JANUARY 1, 2013, the Adviser [began] [the] transitionED ALL [of] Accounts to a new PORTFOLIO accounting AND PERFORMANCE reporting SERVICE PROVIDER [system]. For each Account transferred to the new SERVICE PROVIDER [system], the Account total return is calculated by taking the change in the value of the Account, including realized and unrealized appreciation/depreciation and income on a daily basis. The daily returns are linked to create a monthly return and the monthly returns are linked to create an annual return. The performance presentation was not materially impacted by the Account transfers.

     r. Please explain how investors should interpret the dispersion values and list the factors that contribute to dispersion.

     RESPONSE. The following disclosure has been added to footnote 3:

          If the individual Account returns are normally distributed around the mean return, then approximately 68%, 95% and 99.7% of the Accounts will have returns falling between the mean plus or minus one, two, and three standard deviations, respectively.

          Dispersion results from different security weightings in Accounts due to their inception dates, cash flows and guidelines precluding the purchase of certain securities.

9. COMMENT. Please specify in the "Purchasing and Selling Fund Shares" section whether the share price used to fill a purchase or sell order is the next price calculated by the Fund after the Fund's transfer agent receives the order (a) at its office or (b) at the P. O. Box provided for regular mail delivery.

     RESPONSE. The following sentence has been added to the "How to Purchase Fund Shares" and "How to Sell Your Fund Shares" sub-sections:

          The share price used to fill the [purchase/sell] order is the next price calculated by the Fund after the Fund's transfer agent receives the order in proper form at its office, not the P.O. Box provided for regular mail delivery.

COMMENT ON THE STATEMENT OF ADDITIONAL INFORMATION

10. COMMENT. In the "Investment Limitations" section, please delete "or entering into an offsetting position" after "segregating assets" in the third non-fundamental policy and delete "earmarking or" before "segregation of assets" in the "Senior Securities"

Dominic Minore
June 28, 2013
Page 8

     paragraph in accordance with Investment Company Act Release No. 10666 (Apr. 18, 1979).

     RESPONSE. We respectfully decline to make the requested changes. Although Investment Company Act Release No. 10666 does not explicitly address earmarking assets or entering into offsetting positions as methods of covering obligations to avoid the creation of a senior security, later SEC Staff guidance has endorsed such practices.

     In MERRILL LYNCH ASSET MANAGEMENT, L.P. (July 2, 1996), the SEC Staff noted that "segregated assets do not need to be physically segregated" and that
     "it is sufficient..... if the fund's custodian notes on its books that the assets in question are 'segregated.'" Furthermore, in the "Dear Chief Financial Officer" Letter (Nov. 7, 1997) Lawrence A. Friend, Chief Accountant, Division of Investment Management, indicated that the SEC Staff "would not object if assets segregated under Section 18 were designated solely on the fund's records and not designated on the fund's custodian's records."

     In a Memorandum from the Division of Investment Management of the U.S. Securities and Exchange Commission on Mutual Funds and Derivative Instruments (Sep. 26, 1994), the SEC Staff noted that it "has permitted funds to cover certain derivatives by holding the underlying instruments or other offsetting instruments." See, for example, DREYFUS STRATEGIC INVESTING & DREYFUS STRATEGIC INCOME (June 22, 1987).

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.


Very truly yours,

/s/ Leon Salkin
---------------------------
Leon Salkin